Fairholme Funds, Inc.
4400 Biscayne Blvd., 9th Floor
Miami, FL 33137

August 25, 2011

VIA EDGAR TRANSMISSION

Chad D. Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the "Company") File Nos.: 333-88517 and 811-09607

Dear Mr. Eskildsen:

This letter contains the Company's responses to your oral comments of August 19, 2011 to the Annual Report of the Company, dated November 30, 2010, and to the Semi-Annual Report of the Company, dated May 31, 2011.  The Annual Report contains financial information for two series of the Company, The Fairholme Fund ("FAIRX") and The Fairholme Focused Income Fund ("FOCIX").  The Semi-Annual Report contains financial information for all three existing series of the Company, FAIRX, FOCIX and The Fairholme Allocation Fund ("FAAFX")(each a "Fund" and collectively, the "Funds").

For your convenience, each of your comments is set forth below in bold typeface and is followed immediately by the Company's response.

Annual Report

Staff Comment:  Note 3.  Related Party Transactions.  Please confirm that, during the period in which it may seek reimbursement of any waived or reimbursed amount provided by it under its expense limitation agreement with FOCIX, Fairholme Capital Management, L.L.C. ("Fairholme Capital") will not seek to recoup from FOCIX any waived or reimbursed amount that would cause FOCIX's expense ratio after payment of the amount to exceed the expense cap in place at the time of the initial waiver or reimbursement by Fairholme Capital (e.g., the expense cap of 0.50%).

Response:  Fairholme Capital confirms that, during the period in which it may seek reimbursement of any waived or reimbursed amount, Fairholme Capital will not seek to recoup from FOCIX any waived or reimbursed amount that would cause FOCIX's expense ratio after payment of the amount to exceed the expense cap in place at the time of the initial waiver or reimbursement by Fairholme Capital (e.g., the expense cap of 0.50%).

Semi-Annual Report

Staff Comment:  Schedule of Investments.  Due to the size of each Fund's investments in AIG and MBIA relative to its net assets, please explain why such investments are not described as a principal investment strategy of each Fund, with corresponding principal risk disclosure.  See Instruction 2 to Item 9(b) of Form N-1A.

Response:  Instruction 2 to Item 9(b) of Form N-1A states the following:

Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy's anticipated importance in achieving the Fund's investment objectives, and how the strategy affects the Fund's potential risks and returns. In determining what is a principal investment strategy, consider, among other things, the amount of the Fund's assets expected to be committed to the strategy, the amount of the Fund's assets expected to be placed at risk by the strategy, and the likelihood of the Fund's losing some or all of those assets from implementing the strategy.

Instruction 1 to Item 9(b) of Form N-1A provides that a strategy includes any policy, practice or technique used by the Fund to achieve its investment objective.

As disclosed in the prospectus, each Fund seeks to achieve its investment objective by investing in a "focused portfolio" of securities.  FOCIX also includes disclosure that it will typically invest in the securities of 15 to 50 issuers.  Each Fund has identified this focused portfolio strategy as a principal investment strategy.  The implementation of this focused portfolio strategy for each Fund by Fairholme Capital results in a limited number of issuers in each Fund's portfolio.  The particular issuers, such as AIG and MBIA, in which each Fund invests varies, however, from time to time based on Fairholme Capital's assessment of specific issuers and how such investments best implement the investment strategy.  No Fund maintains a strategy (principal or otherwise) of investing a specified percentage of its assets in any specific issuer or in any specific industry.

The corresponding risks associated with this principal strategy are disclosed as principal risks of each Fund.  Specifically, each Fund has a principal risk entitled "Focused Portfolio and Non-Diversification Risks."  This risk disclosure highlights the risks of maintaining a focused portfolio, including that in such a focused portfolio the value of a single issuer's security may have a more significant effect, either negative or positive, on the Fund's NAV.

Staff Comment:  Schedule of Investments.  The Schedule of Investments for FAAFX indicates that FAAFX's investment in MBIA, Inc. constituted 27% of the Fund's net assets as of May 31, 2011.  Please confirm that such percentage was due to appreciation of that security and that, with respect to such investment, FAAFX has complied with its concentration policy and the requirement of Sub-Chapter M limiting fund investments in any one issuer (Section 851(b)(3)(B)(i)).

Response:  The Fund confirms that the referenced percentage was due to appreciation of the security and that, with respect to such investment, the Fund has complied with its concentration policy and with the requirement of Sub-Chapter M limiting fund investments in any one issuer (Section 851(b)(3)(B)(i)).

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If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Paul M. Miller Paul M. Miller

cc:           Paul R. Thomson, CCO

SK 22146 0003 1221783